UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

ALTUS MIDSTREAM COMPANY

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

02215L209

(CUSIP Number)

John G. Finley

Blackstone Inc.

345 Park Avenue

New York, New York 10154

Tel: (212) 583-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON BCP Raptor Holdco, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON BCP Raptor Holdco GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON BCP Raptor Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Energy Management Associates II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Management Associates VII L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON BMA VII L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone EMA II L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Holdings III L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Quebec, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Holdings III GP L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Holdings III GP Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,387 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,387 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,387 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

As of the date hereof, Harvest Fund Advisors LLC, an indirect subsidiary of Blackstone Inc. (“HFA”), is the beneficial owner of 2,387 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Blackstone Group Management L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,387 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,387 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,387 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

As of the date hereof, HFA is the beneficial owner of 2,387 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

CUSIP No. 02215L209

1	NAMES OF REPORTING PERSON Stephen A. Schwarzman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (see Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,387 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,387 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,387 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.00% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

As of the date hereof, HFA is the beneficial owner of 2,387 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

Explanatory Note

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on November 1, 2021 as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on January 21, 2022 (the “Original Schedule 13D” and as so amended, the “Schedule 13D”) with respect to the Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of Altus Midstream Company, a Delaware corporation (the “Issuer”). Except as specifically amended and supplemented by this Amendment, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D. This Amendment constitutes an exit filing of the Reporting Persons, in respect of the Class A Common Stock previously reported as beneficially owned by the Reporting Persons.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following to the end thereof:

On February 10, 2022, the Issuer held a special meeting of its stockholders concerning the transactions contemplated by the Contribution Agreement among the Issuer, the Partnership, New Raptor, and, solely for the purposes set forth therein, Raptor. Immediately following the conclusion of the special stockholder meeting, the irrevocable proxies granted to Raptor and any person designated in writing by Raptor under the Voting Agreement were automatically revoked in accordance with the terms of the Voting Agreement.

As a result of the foregoing and as of February 10, 2022, to the extent the terms of the Voting Agreement previously may have resulted in the Reporting Persons being deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to be the beneficial owner of shares of Class A Common Stock subject to the Voting Agreement, the Reporting Persons are no longer deemed for purposes of Rule 13d-3 promulgated under the Exchange Act to beneficially own such shares of Class A Common Stock that were previously subject to the Voting Agreement. Following the revocation of the proxies pursuant to the terms of the Voting Agreement, the Reporting Persons beneficially owned less than five percent of the Issuer’s Class A Common Stock.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b) Calculations of the percentage of the shares of Class A Common Stock beneficially owned assume that there were 16,246,460 shares of Class A Common Stock outstanding, as disclosed in the definitive proxy statement filed by the Issuer on January 12, 2022 after giving effect to the Apache Share Conversion.

The aggregate number and percentage of the Class A Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, HFA is the beneficial owner of 2,387 shares of Class A Common Stock, which Class A Common Stock is held by funds and accounts managed by HFA in the ordinary course of its business.

Blackstone Inc. indirectly controls HFA through one or more subsidiaries. The sole holder of the Series II preferred stock of Blackstone Inc. is Blackstone Group Management L.L.C. Blackstone Group Management L.L.C. is wholly-owned by Blackstone’s senior managing directors and controlled by its founder, Stephen A. Schwarzman.

Raptor, Raptor GP, Raptor Manager, Blackstone Energy Management Associates II L.L.C., Blackstone Management Associates VII L.L.C., BMA VII L.L.C., Blackstone EMA II L.L.C., Blackstone Holdings III L.P., Blackstone Holdings III GP L.P., and Blackstone Holdings III GP Management L.L.C. do not beneficially own any Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Class A Common Stock referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Class A Common Stock.

Any beneficial ownership of Class A Common Stock by any of the persons listed on Schedule I filed with the Original Schedule 13D is set forth on Schedule I filed with the Original Schedule 13D.

(c) Except for the foregoing transactions and as set forth in this Amendment with reference to the Contribution Agreement and the Voting Agreement, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, has effected any transaction in shares of Class A Common Stock during the past 60 days.

(d) Not applicable.

(e) As described herein, none of the Reporting Persons beneficially own more than five percent of the Class A Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

The information set forth or incorporated by reference in Item 4 is incorporated by reference in this Item 6.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2022

BCP RAPTOR HOLDCO, LP

By:	/s/ Todd Carpenter
Name:	Todd Carpenter
Title:	General Counsel

BCP RAPTOR HOLDCO GP, LLC

By:	/s/ Todd Carpenter
Name:	Todd Carpenter
Title:	General Counsel

[Altus Midstream Company – Schedule 13D/A]

BCP RAPTOR MANAGER LLC

By:	Blackstone Energy Management Associates II
L.L.C., its managing member

By:	Blackstone EMA II L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

By:	Blackstone Management Associates VII L.L.C., its managing member

By:	BMA VII L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE ENERGY MANAGEMENT ASSOCIATES II L.L.C.

By:	Blackstone EMA II L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

[Altus Midstream Company – Schedule 13D/A]

BLACKSTONE EMA II L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE MANAGEMENT ASSOCIATES VII L.L.C.

By:	BMA VII L.L.C., its sole member

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BMA VII L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Authorized Signatory

BLACKSTONE HOLDINGS III L.P.

By:	Blackstone Holdings III GP L.P., its general partner

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE HOLDINGS III GP L.P.

By:	Blackstone Holdings III GP Management L.L.C., its general partner

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

[Altus Midstream Company – Schedule 13D/A]

BLACKSTONE HOLDINGS III GP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE INC.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

BLACKSTONE GROUP MANAGEMENT L.L.C.

By:	/s/ Tabea Hsi
Name:	Tabea Hsi
Title:	Senior Managing Director

STEPHEN A. SCHWARZMAN

/s/ Stephen A. Schwarzman

[Altus Midstream Company – Schedule 13D/A]